J.P. Morgan Securities LLC

Evercore Group L.L.C.

Citigroup Global Markets Inc.

As representatives of the several Underwriters

c/o J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

c/o Evercore Group L.L.C.

55 East 52nd Street

New York, New York 10055

c/o Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

VIA EDGAR

June 7, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anna Abramson

Re:	Consensus Cloud Solutions, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-265460)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (collectively, the “Underwriters”), of the proposed public offering of the Company’s common stock, hereby join with the Company’s request that the effective date of the Registration Statement on Form S-1 (File No. 333-265460) (the “Registration Statement”) be accelerated so that the same will be declared effective at 4:30 p.m., Eastern Time, on June 9, 2022, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, we wish to advise you that as of the date hereof we expect to distribute approximately 500 copies of the Company’s preliminary prospectus dated June 7, 2022 to prospective Underwriters, institutional investors, dealers and others.

The undersigned, as representatives of the several Underwriters, advise that they have complied and will continue to comply, and that they have been informed by the participating Underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Alex Smigelski
Name: Alex Smigelski
Title: Executive Director

[Signature Page to Acceleration Request by Underwriters]

EVERCORE GROUP L.L.C.

By:	/s/ John Scuorzo
Name: John Scuorzo
Title: Senior Managing Director

[Signature Page to Acceleration Request by Underwriters]

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Richard Chand
Name: Richard Chand
Title: Managing Director

[Signature Page to Acceleration Request by Underwriters]